No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On January 7, 2004, Honda Motor Co., Ltd. announced that Honda Access Corporation, a manufacturer of genuine Honda aftermarket products, displayed concept models under its Modulo custom brand name at the Tokyo Auto Salon 2004 which was held from January 9th to January 11th at Makuhari Messe in Chiba, Japan. (Ref. #A04-001)

Exhibit 2:

On January 9, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 3:

On January 26, 2004, Honda Motor Co., Ltd. announced that overseas production grew 18.8% in 2003 to set a new record, led by strong growth in Asia and North America. (Ref. #C04-003)

Exhibit 4:

On January 27, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 5:

On January 30, 2004, Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal third quarter and the nine months ended December 31st 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: February 13, 2004

ref. #A04-001

Honda Access Corporation to Display Three Concept Models

Under its Modulo Custom Brand Name at

Tokyo Auto Salon 2004 with NAPAC

January 7, 2004—Honda Motor Co., Ltd. has announced that Honda Access Corporation1, a manufacturer of genuine Honda aftermarket products, will display three concept models under its Modulo custom brand name at the Tokyo Auto Salon 2004 (co-sponsored by NAPAC2), to be held Friday, January 9th through Sunday, January 11th 2004 at Makuhari Messe in Chiba, Japan. The three models on display will be the Odyssey Modulo Concept, the Life Modulo Concept, and the Accord Sports Study.

Honda offers a broad range of aftermarket products to enhance the fun and excitement its customers experience, and the Honda display is designed to reflect this. In addition to concept models, the display will feature a vehicle fitted with aerodynamic parts by DOOV Corporation3, along with other creations by custom manufacturers that handle Honda automobiles, giving event-goers a first-hand look at the enhanced appeal of customized Hondas.

[1]	100%-owned subsidiary of Honda Motor Co., Ltd.
[2]	Sponsor: Tokyo Auto Salon Association (TASA); Co-Sponsor: Nippon Auto Parts Aftermarket Committee (NAPAC)
[3]	100%-owned subsidiary of Honda Access Corporation

Odyssey Modulo Concept

Life Modulo Concept	Accord Sports Study

● Overview of Concept Models

< Odyssey Modulo Concept >

Designed around a concept of extreme performance, the Odyssey Modulo Concept presents a fusion of the Odyssey’s low overall height and elegant form with the sporting spirit that is imprinted in the Honda DNA. The Formula One racing machine-inspired front bumper aperture and roof spoiler combine with the highly functional flat-floor design to complete a sensual exterior finished in Japan’s national colors.

The ‘Six Seater Extreme’ interior design features a split 2nd-row seat for 6-passenger seating, with a wrap-around center module design that locates the audio system in the center floor section and the entertainment system in the center roof section. The interior design represents a union of the base model’s sportiness with an entertainment motif.

< Life Modulo Concept >

Designed around a concept of ‘Life for women, designed by women’, the Life Modulo Concept is the product of a women-driven project involving color coordinators, makeup artists, and shoe designers at the planning stage, with Honda Access female associates and women’s magazine editors playing a central role. Using the Life as a base model, it represents a proposal for the kind of car that may have special appeal for many women.

The stylish exterior design employs a two-tone color scheme to achieve a European neo-classic look, further accenting the ‘Honda Delights’ motif expressed in the base model.

The interior design presents the vehicle’s interior space as a ‘third personal space’, after the home and work or school, incorporating a warm color scheme to complement the various attractive materials employed. The effect is an even more luxurious and comfortable environment than the base model.

< Accord Sports Study >

Designed around the concept of a ‘true sports sedan’, the Accord Sports Study’s dynamic exterior incorporates a muscular design built on the image of a super-fit human form, to further accentuate the Accord’s sporty styling.

The interior design employs materials like aluminum, carbon, and leather, to impart a sporty image. The resulting blend of sensuality and performance combines driving pleasure with a sophisticated, mature world view.

Publicity materials for the Auto Salon exhibition are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

January 9, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, January 9, 2004— Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From December 1, 2003 to December 30, 2003

(3) Aggregate number of shares acquired

3,436,400 shares

(4) Aggregate amount of acquisition

15,525,855,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

25,000,000 shares

(3) Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to December 30, 2003.

(1) Aggregate number of shares acquired

12,854,200 shares

(2) Aggregate amount of acquisition

59,076,276,000 yen

Ref.#C04-003

Honda Overseas Production Grew 18.8% In 2003

January 26, 2004 — Honda Motor Co., Ltd., announced today that overseas production grew 18.8% in 2003 to set a new record, led by strong growth in Asia [+65.1%] and North America [+11.1%]. Global production also rose by 2.4% for the year. Overseas production at Honda has now increased for seven consecutive years.

At home, 2003 sales fell 18.6% overall. For the month of December, sales of mini-vehicles were up 3.2%, the third consecutive monthly increase. Honda’s Life mini-vehicle (14,200 units) was the best seller for the month, followed by the new Odyssey (13,148 units) and Fit (10,988 units).

Exports in December were down 1.6%, the sixth straight month of decline, predominantly due to decreased shipments to North America.

PRODUCTION, SALES, EXPORTS (December 2003)

PRODUCTION

	December		Annual Total - 2003		Fiscal Year** Total
	Units	vs.12/02	Units	vs.2002	Units	vs.’02FY
Domestic (CBU+CKD)	101,591	-11.2%	1,170,941	-15.5%	861,803	-17.4%
Overseas (CBU only)	138,008	+31.9%	1,797,375	+18.8%	1,332,070	+16.3%
Worldwide Total *	239,599	+9.4%	2,968,316	+2.4%	2,193,873	+0.3%

*	excludes overseas CKD

**	(04/2003~12/2003)

REGIONAL PRODUCTION

	December		Annual Total - 2003		Fiscal Year** Total
	Units	vs.12/02	Units	vs.2002	Units	vs.’02FY
North America	86,381	+14.4%	1,237,544	+11.1%	900,851	+8.1%
(USA only)	58,187	+12.6%	845,314	+12.3%	614,396	+8.3%
Europe	14,042	+13.2%	184,702	+4.5%	132,873	-1.2%
Asia	32,069	+138.7%	308,545	+65.1%	244,943	+64.5%
Others	5,516	+70.8%	66,584	+85.9%	53,403	+91.8%

Regional Total	138,008	+31.9%	1,797,375	+18.8%	1,332,070	+16.3%

SALES

	December		Annual Total - 2003		Fiscal Year** Total
Vehicle type	Units	vs. 12/02	Units	vs.2002	Units	vs.’02FY
Passenger Cars & Light Trucks	39,506	-28.6%	479,895	-21.8%	324,637	-27.4%
(Imports)	(972)	-43.0%	(19,858)	+102.9%	(14,380)	+102.8%
Mini Vehicles***	21,873	+3.2%	255,087	-11.6%	193,048	-7.5%

Honda Brand TTL	61,379	-19.8%	734,982	-18.6%	517,685	-21.1%

***	preliminary figures

EXPORTS

	December		Annual Total -2003		Fiscal Year** Total
	Units	vs. 12/02	Units	vs.2002	Units	vs.’02FY
North America	17,440	-35.5%	242,129	-19.0%	181,957	-20.5%
(USA only)	16,055	-34.4%	215,765	-19.0%	163,297	-19.7%
Europe	15,626	+84.2%	118,214	+61.5%	84,924	+44.8%
Asia	1,679	+21.5%	20,315	-35.9%	15,690	-38.4%
Others	8,218	+21.8%	84,995	+18.2%	68,838	+17.1%

Total	42,963	-1.6%	465,653	-2.1%	351,409	-5.5%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

January 27, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, January 27, 2004— Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From January 5, 2004 to January 21, 2004

(3) Aggregate number of shares acquired

1,903,600 shares

(4) Aggregate amount of acquisition

8,923,019,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

25,000,000 shares

(3) Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to January 21, 2004.

(1) Aggregate number of shares acquired

14,757,800 shares

(2) Aggregate amount of acquisition

67,999,295,000 yen

January 30, 2004

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE NINE MONTHS ENDED DECEMBER 31, 2003

Tokyo, January 30, 2004— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2003.

Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2003 totaled JPY 151.0 billion (USD 1,410 million), an increase of 31.2% from the corresponding period in 2002. Basic net income per Common share for the quarter amounted to JPY 158.66 (USD 1.48), compared with JPY 118.63 for the same period in 2002. Two of Honda’s American depositary shares represent one Common share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased during the fiscal third quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 1,992.2 billion (USD 18,597 million), remaining unchanged from the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2002, revenue for the quarter would have increased by approximately 6.3%.

Consolidated operating income for the fiscal third quarter totaled JPY 161.1 billion (USD 1,504 million), an increase of 1.4% compared with the corresponding period in 2002. This increase in operating income was primarily due to increased profit coming from higher revenue and Honda’s ongoing cost reduction, offsetting negative impacts, such as appreciation of the yen and increase in research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 203.5 billion (USD 1,900 million), an increase of 28.3% from the corresponding period in 2002.

Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2003 totaled JPY 390.2 billion (USD 3,643 million), an increase of 25.9% from the previous year. Basic income per Common share for the fiscal nine months amounted to JPY 407.87(USD 3.81), compared with JPY 318.59 for the corresponding period a year ago.

Revenue for the fiscal nine months amounted to JPY 6,017.6 billion (USD 56,172 million), an increase of 3.0% from last year.

Revenue included the negative effect of currency translation, and Honda estimates that if the exchange rate of the yen had not changed from the previous year, revenue for the year would have increased by approximately 6.7%.

Consolidated operating income for the fiscal nine months totaled JPY 463.0 billion (USD 4,322 million), a decrease of 4.1% compared with the corresponding period last year. This decrease in operating income was primarily due to negative impacts, such as appreciation of the yen, an increase in selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, which offset increased profit from higher revenue and continuing cost reduction.

Consolidated income before income taxes for the fiscal nine months totaled JPY 535.4 billion (USD 4,998 million), an increase of 23.8% compared with the previous year.

With respect to Honda’s sales for the fiscal nine months by business segment, motorcycle unit sales increased 9.5% to 6,586,000 units. In Japan, unit sales decreased 2.9% to 300,000 and overseas unit sales increased 10.2% to 6,286,000. Revenue decreased 1.9% to JPY 701.4 billion (USD 6,548 million). This decrease in revenue was due primarily to appreciation of the yen. Operating income also decreased 58.9% to JPY 15.6 billion (USD 146 million).

Honda’s unit sales related to automobiles for the fiscal nine months increased by 3.9% to 2,190,000 units. Of them, unit sales in Japan decreased 19.4% to 506,000, and overseas unit sales increased 13.8% to 1,684,000.

Revenue also increased 3.6% to JPY 4,897.7 billion (USD 45,718 million), due to increase in overseas unit sales, which offset the negative impact of appreciation of the yen.

Operating income decreased 1.3% to JPY 385.5 billion (USD 3,599 million).

Revenue from financial services increased 4.1% to JPY 187.2 billion (USD 1,748 million). Operating income increased 14.2% to JPY 55.6 billion (USD 520 million).

For power products, unit sales in Japan totaled 354,000 units, remaining unchanged from the same period last year, and overseas unit sales increased 15.5% to 2,905,000. In total, unit sales for power products for the fiscal nine months was up by 13.6% to 3,259,000 compared with the previous year. Revenue from power product and other businesses increased by 5.0% to JPY 241.7 billion (USD 2,257 million). Operating income increased 7.9% to 6.1 billion (USD 58 million).

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue decreased 2.6% to JPY 2,849.3 billion (USD 26,597 million), due mainly to decreased unit sales in motorcycle and automobile businesses. Operating income decreased 29.5% to JPY 108.1 billion (USD 1,010 million).

In North America, revenue increased 2.7% to JPY 3,552.7 billion (USD 33,163 million), due to strong sales in automobile and power product businesses, which offset negative impact of appreciation of the yen. Operating income decreased 2.0% to JPY 270.4 billion (USD 2,525 million).

Both revenue and operating income in Europe for the fiscal nine months increased by 17.9% to JPY 658.4 billion (USD 6,146 million), and 405.7% to JPY 18.8 billion (USD 176 million), respectively. This increase was due mainly to increased unit sales in automobile business, as well as a positive impact of currency translation effects.

In Asia, due to continued strong sales in motorcycle and automobile businesses, revenue increased by 35.1% to JPY 499.3 billion (USD 4,662 million). Operating income also increased 14.7% to JPY 35.0 billion (USD 328 million).

Revenue from Other regions for the fiscal nine months increased 21.9% to JPY 255.0 billion (USD 2,381 million), due mainly to increased unit sales in automobile, motorcycle and power product businesses, which offset the negative impact of currency translation effects. Operating income decreased 5.6% to JPY 19.4 billion (USD 181 million).

Forecasts for the fiscal year ending March 31, 2004

FY 2004 Forecasts for consolidated results

	In billions of yen	Changes from FY 2003
Net sales and other operating revenue	8,100	+1.6%
Income before income taxes	648	+6.3%
Net income	473	+10.9%

FY 2004 Forecasts for unconsolidated results

	In billions of yen	Changes from FY 2003
Net sales	3,320	-0.1%
Ordinary profit	276	+13.7%
Net income	201	+18.2%

These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the fourth quarter will average JPY 105 and JPY 130, respectively; the current fiscal year, JPY 112 and JPY 132; and Honda’s transaction rates, JPY 114 and JPY 129.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of units)
	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002
MOTORCYCLES

Japan	86	94	300	309
	(86)	(94)	(300)	(309)
North America	190	149	429	440
	(109)	(85)	(231)	(223)
Europe	50	58	208	213
	(47)	(57)	(200)	(207)
Asia	1,832	1,645	5,021	4,462
	(1,832)	(1,645)	(5,021)	(4,462)
Others	209	199	628	588
	(207)	(195)	(621)	(579)

Total	2,367	2,145	6,586	6,012
	(2,281)	(2,076)	(6,373)	(5,780)

Explanatory note:
The category includes motorcycles, all-terrain vehicles (ATV), personal water crafts and relevant parts.
The figures in parentheses show the number of units of motorcycles (and relevant parts) only.

AUTOMOBILES

Japan	177	202	506	628
North America	407	388	1,189	1,120
Europe	44	39	157	143
Asia	76	44	239	139
Others	43	29	99	78

Total	747	702	2,190	2,108

POWER PRODUCTS

Japan	109	101	354	353
North America	415	260	1,468	1,160
Europe	302	274	723	698
Asia	153	145	470	457
Others	85	82	244	200

Total	1,064	862	3,259	2,868

[2] Net Sales Breakdown

(A) For the three months ended December 31, 2003 and 2002

	(In millions of Yen)
	Three months ended Dec. 31, 2003		Three months ended Dec. 31, 2002
MOTORCYCLE BUSINESS

Japan	20,157	(8.9%)	22,139	(10.2%)
North America	82,218	(36.3%)	75,689	(34.8%)
Europe	26,624	(11.8%)	30,757	(14.2%)
Asia	55,971	(24.7%)	54,963	(25.3%)
Others	41,403	(18.3%)	33,686	(15.5%)

Total	226,373	(100.0%)	217,234	(100.0%)

AUTOMOBILE BUSINESS

Japan	349,140	(21.5%)	377,651	(23.1%)
North America	993,448	(60.9%)	1,026,329	(62.7%)
Europe	98,301	(6.0%)	83,018	(5.1%)
Asia	117,469	(7.2%)	102,676	(6.3%)
Others	72,107	(4.4%)	47,765	(2.8%)

Total	1,630,465	(100.0%)	1,637,439	(100.0%)

FINANCIAL SERVICES

Japan	5,024	(8.5%)	5,184	(8.6%)
North America	51,277	(87.2%)	53,744	(88.9%)
Europe	1,864	(3.2%)	1,434	(2.4%)
Asia	236	(0.4%)	70	(0.1%)
Others	414	(0.7%)	—	(—)

Total	58,815	(100.0%)	60,432	(100.0%)

POWER PRODUCT & OTHER BUSINESSES

Japan	33,648	(43.9%)	33,732	(45.4%)
North America	19,016	(24.8%)	17,739	(23.9%)
Europe	12,685	(16.6%)	12,429	(16.8%)
Asia	6,883	(9.0%)	6,635	(9.0%)
Others	4,360	(5.7%)	3,599	(4.9%)

Total	76,592	(100.0%)	74,134	(100.0%)

TOTAL

Japan	407,969	(20.5%)	438,706	(22.0%)
North America	1,145,959	(57.5%)	1,173,501	(59.0%)
Europe	139,474	(7.0%)	127,638	(6.4%)
Asia	180,559	(9.1%)	164,344	(8.3%)
Others	118,284	(5.9%)	85,050	(4.3%)

Total	1,992,245	(100.0%)	1,989,239	(100.0%)

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include net sales of power products and relevant parts, leisure businesses and trading.

[2] Net Sales Breakdown - continued

(B) For the nine months ended December 31, 2003 and 2002

	(In millions of Yen)
	Nine months ended Dec. 31, 2003		Nine months ended Dec. 31, 2002
MOTORCYCLE BUSINESS

Japan	71,060	(10.1%)	74,114	(10.4%)
North America	212,752	(30.3%)	239,943	(33.6%)
Europe	124,423	(17.8%)	117,978	(16.4%)
Asia	175,852	(25.1%)	162,219	(22.7%)
Others	117,357	(16.7%)	120,814	(16.9%)

Total	701,444	(100.0%)	715,068	(100.0%)

AUTOMOBILE BUSINESS

Japan	980,387	(20.0%)	1,135,792	(24.0%)
North America	3,009,238	(61.4%)	2,888,339	(61.1%)
Europe	350,470	(7.2%)	287,283	(6.1%)
Asia	380,562	(7.8%)	280,546	(5.9%)
Others	177,066	(3.6%)	136,992	(2.9%)

Total	4,897,723	(100.0%)	4,728,952	(100.0%)

FINANCIAL SERVICES

Japan	15,327	(8.3%)	16,457	(9.3%)
North America	162,470	(87.8%)	156,984	(88.4%)
Europe	5,425	(2.9%)	4,023	(2.3%)
Asia	594	(0.3%)	84	(0.0%)
Others	1,235	(0.7%)	—	(—)

Total	185,051	(100.0%)	177,548	(100.0%)

POWER PRODUCT & OTHER BUSINESSES

Japan	91,227	(39.1%)	89,389	(40.4%)
North America	71,024	(30.4%)	68,774	(31.1%)
Europe	38,409	(16.4%)	36,120	(16.3%)
Asia	21,155	(9.1%)	17,532	(7.9%)
Others	11,643	(5.0%)	9,467	(4.3%)

Total	233,458	(100.0%)	221,282	(100.0%)

TOTAL

Japan	1,158,001	(19.2%)	1,315,752	(22.5%)
North America	3,455,484	(57.5%)	3,354,040	(57.4%)
Europe	518,727	(8.6%)	445,404	(7.6%)
Asia	578,163	(9.6%)	460,381	(7.9%)
Others	307,301	(5.1%)	267,273	(4.6%)

Total	6,017,676	(100.0%)	5,842,850	(100.0%)

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and nine months ended December 31, 2003 and 2002

Financial Highlights

	(In millions of Yen)
	Three months ended Dec. 31, 2003	% Change	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2003	% Change	Nine months ended Dec. 31, 2002
Net sales and other operating revenue	1,992,245	0.2%	1,989,239	6,017,676	3.0%	5,842,850
Operating income	161,130	1.4%	158,978	463,001	-4.1%	482,847
Income before income taxes	203,581	28.3%	158,709	535,462	23.8%	432,410
Net income	151,050	31.2%	115,167	390,228	25.9%	309,946

	(In Yen)
Basic net income per
Common share	158.66		118.63	407.87		318.59
American depositary share	79.33		59.31	203.93		159.29

	(In millions of U.S. Dollar)
	Three months ended Dec. 31, 2003	Nine months ended Dec. 31, 2003
Net sales and other operating revenue	18,597	56,172
Operating income	1,504	4,322
Income before income taxes	1,900	4,998
Net income	1,410	3,643

	(In U.S. Dollar)
Basic net income per
Common share	1.48	3.81
American depositary share	0.74	1.90

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

(A) For the three months ended December 31, 2003 and 2002

	(In millions of Yen)
	Three months ended Dec. 31, 2003	Three months ended Dec. 30, 2002
Net sales and other operating revenue	1,992,245	1,989,239

Operating costs and expenses:
Cost of sales	1,373,485	1,374,953
Selling, general and administrative	345,490	348,850
Research and development	112,140	106,458

Operating income	161,130	158,978

Other income:
Interest	1,598	1,631
Other	47,994	5,748

Other expenses:
Interest	1,926	3,271
Other	5,215	4,377

Income before income taxes	203,581	158,709
Income taxes	77,534	58,928

Income before equity in income of affiliates	126,047	99,781
Equity in income of affiliates	25,003	15,386

Net income	151,050	115,167

Retained earnings:
Balance at beginning of period	3,382,512	2,945,720
Cash dividends paid	(18,155)	(15,560)
Transfer to legal reserves	(83)	(379)

Balance at end of period	3,515,324	3,044,948

	(In Yen)
Basic net income per
Common share	158.66	118.63
American depositary share	79.33	59.31

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the nine months ended December 31, 2003 and 2002

	(In millions of Yen)
	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002
Net sales and other operating revenue	6,017,676	5,842,850

Operating costs and expenses:
Cost of sales	4,158,394	3,989,817
Selling, general and administrative	1,065,269	1,050,705
Research and development	331,012	319,481

Operating income	463,001	482,847

Other income:
Interest	6,895	5,724
Other	87,406	10,513

Other expenses:
Interest	7,453	9,648
Other	14,387	57,026

Income before income taxes	535,462	432,410
Income taxes	206,236	166,112

Income before equity in income of affiliates	329,226	266,298
Equity in income of affiliates	61,002	43,648

Net income	390,228	309,946

Retained earnings:
Balance at beginning of period	3,161,664	2,765,600
Cash dividends paid	(33,541)	(30,176)
Transfer to legal reserves	(3,027)	(422)

Balance at end of period	3,515,324	3,044,948

	(In Yen)
Basic net income per
Common share	407.87	318.59
American depositary share	203.93	159.29

[5] Consolidated Balance Sheets

	(In millions of Yen)
	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002
	(Unaudited)	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	643,020	547,404	498,078
Trade accounts and notes receivable	288,090	444,498	368,939
Finance subsidiaries receivables, net	1,076,092	1,097,541	923,998
Inventories	775,710	751,980	703,389
Deferred income taxes	189,512	202,376	191,697
Other current assets	322,493	248,561	250,343

Total current assets	3,294,917	3,292,360	2,936,444

Finance subsidiaries-receivables, net	2,271,854	2,230,020	2,172,678
Investments and advances	516,362	412,971	395,342
Property, plant and equipment, at cost:
Land	349,417	342,991	337,336
Buildings	929,254	942,747	912,892
Machinery and equipment	1,988,260	2,023,724	2,024,448
Construction in progress	103,680	72,112	103,621

	3,370,611	3,381,574	3,378,297
Less accumulated depreciation	1,993,496	1,987,231	1,995,614

Net property, plant and equipment	1,377,115	1,394,343	1,382,683

Other assets	370,517	351,597	244,869

Total assets	7,830,765	7,681,291	7,132,016

[5] Consolidated Balance Sheets - continued

	(In millions of Yen)
	Dec. 31, 2003	Mar. 31, 2003	Dec. 31, 2002
	(Unaudited)	(Audited)	(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	565,988	877,954	1,007,693
Current portion of long-term debt	436,974	304,342	187,921
Trade payables	741,745	830,671	754,608
Accrued expenses	734,251	777,492	666,898
Income taxes payable	48,307	64,179	37,939
Other current liabilities	317,841	267,752	245,521

Total current liabilities	2,845,106	3,122,390	2,900,580

Long-term debt	1,409,902	1,140,182	1,035,412
Other liabilities	801,024	788,999	568,319

Total liabilities	5,056,032	5,051,571	4,504,311

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,719	172,529	172,529
Legal reserves	32,418	29,391	29,391
Retained earnings	3,515,324	3,161,664	3,044,948
Adjustments from foreign currency translation	(635,988)	(469,472)	(499,327)
Net unrealized gains on marketable equity securities	32,846	14,820	6,515
Minimum pension liabilities adjustments	(308,532)	(308,513)	(187,824)

Accumulated other comprehensive income (loss)	(911,674)	(763,165)	(680,636)
Treasury Stock	(120,121)	(56,766)	(24,594)

Total stockholders’ equity	2,774,733	2,629,720	2,627,705

Total liabilities and stockholders’ equity	7,830,765	7,681,291	7,132,016

[6] Segment Information

(A) Business Segment Information

For the nine months ended December 31, 2003

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power product and other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	701,444	4,897,723	185,051	233,458	6,017,676	—	6,017,676
Intersegment sales	0	0	2,171	8,307	10,478	-10,478	—

Total	701,444	4,897,723	187,222	241,765	6,028,154	-10,478	6,017,676
Cost of sales, Selling, general and administrative and Research and development expenses	685,826	4,512,209	131,546	235,572	5,565,153	-10,478	5,554,675

Operating income	15,618	385,514	55,676	6,193	463,001	0	463,001

For the nine months ended December 31, 2002

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power product and other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	715,068	4,728,952	177,548	221,282	5,842,850	—	5,842,850
Intersegment sales	0	0	2,355	9,033	11,388	-11,388	—

Total	715,068	4,728,952	179,903	230,315	5,854,238	-11,388	5,842,850
Cost of sales, Selling, general and administrative and Research and development expenses	677,095	4,338,553	131,168	224,575	5,371,391	-11,388	5,360,003

Operating income	37,973	390,399	48,735	5,740	482,847	0	482,847

Explanatory notes:

1.	Business Segment

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft

Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial services	Financial and insurance services	N/A

Power product & other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

3.	The Company changed the title of Other businesses to Power product and other businesses because the new title results in a better presentation of the Company’s business.

(B) Geographic Segment Information

The geographic segments are based on the location where sales are originated.

For the nine months ended December 31, 2003

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,342,276	3,463,206	509,787	456,845	245,562	6,017,676	—	6,017,676
Transfers between geographical segments	1,507,037	89,586	148,629	42,546	9,481	1,797,279	-1,797,279	—

Total	2,849,313	3,552,792	658,416	499,391	255,043	7,814,955	-1,797,279	6,017,676
Cost of sales, Selling, general and administrative and Research and development expenses	2,741,140	3,282,329	639,614	464,296	235,607	7,362,986	-1,808,311	5,554,675

Operating income	108,173	270,463	18,802	35,095	19,436	451,969	11,032	463,001

For the nine months ended December 31, 2002

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,478,688	3,363,838	447,711	348,448	204,165	5,842,850	—	5,842,850
Transfers between geographical segments	1,447,759	95,550	110,754	21,314	5,017	1,680,394	-1,680,394	—

Total	2,926,447	3,459,388	558,465	369,762	209,182	7,523,244	-1,680,394	5,842,850
Cost of sales, Selling, general and administrative and Research and development expenses	2,773,052	3,183,518	554,747	339,172	188,602	7,039,091	-1,679,088	5,360,003

Operating income	153,395	275,870	3,718	30,590	20,580	484,153	-1,306	482,847

Explanatory note:

Geographic Segment

Asia was previously included in Others. Currently, Asia is separately presented in the Geographic segment.

(C) Overseas Sales

For the nine months ended December 31, 2003

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas sales	3,455,484	518,727	578,163	307,301	4,859,675
Consolidated sales					6,017,676
Overseas sales ratio to consolidated sales	57.4%	8.6%	9.6%	5.2%	80.8%

For the nine months ended December 31, 2002

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas sales	3,354,040	445,404	460,381	267,273	4,527,098
Consolidated sales					5,842,850
Overseas sales ratio to consolidated sales	57.4%	7.6%	7.9%	4.6%	77.5%

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31, 2003 were ¥108.92=U.S.$1 and ¥129.44=euro1. The average exchange rates for the corresponding period last year were ¥122.58=U.S.$1 and ¥122.55=euro1. The average exchange rates for the fiscal nine months ended December 31, 2003 were ¥115.01=U.S.$1 and ¥132.12=euro 1, as compared with ¥122.95=U.S.$1 and ¥118.81=euro 1 for the corresponding period last year.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥107.13=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 30, 2003.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

(In millions of Yen)	Three months ended December 31, 2003	Three months ended December 31, 2002
Net income	151,050	115,167
Other comprehensive income (loss)	(67,144)	(50,274)

Comprehensive income (loss)	83,906	64,893

(In millions of Yen)	Nine months ended December 31, 2003	Nine months ended December 31, 2002
Net income	390,228	309,946
Other comprehensive income (loss)	(148,509)	(201,461)

Comprehensive income (loss)	241,719	108,485

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform those financial statements to the presentation used for the fiscal third quarter ended December 31, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

January 30, 2004

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL THIRD QUARTER ENDED DECEMBER 31, 2003

(Billions of Yen)

	Results for the fiscal nine months ended Dec. 31, 2002	Results for the fiscal nine months ended Dec. 31, 2003					Forecasts for the fiscal year ending Mar. 31, 2004					Results for the fiscal year ended Mar. 31, 2003
				[change	/	%]			[change	/	%]

Net sales and other operating revenue	5,842.8	6,017.6	[	174.8	/	3.0%]	8,100.0	[	128.5	/	1.6%]	7,971.4
- Japan	1,315.7	1,158.0	[	-157.7	/	-12.0%]	1,650.0	[	-98.7	/	-5.6%]	1,748.7
- Overseas	4,527.0	4,859.6	[	332.5	/	7.3%]	6,450.0	[	227.2	/	3.7%]	6,222.7
Operating income	482.8	463.0	[	-19.8	/	-4.1%]	623.0	[	-66.4	/	-9.6%]	689.4
<as a percentage of net sales>	<8.3% >	<7.7% >					<7.7% >					<8.6% >
Income before income taxes	432.4	535.4	[	103.0	/	23.8%]	648.0	[	38.2	/	6.3%]	609.7
<as a percentage of net sales>	<7.4% >	<8.9% >					<8.0% >					<7.6% >
Net income	309.9	390.2	[	80.2	/	25.9%]	473.0	[	46.3	/	10.9%]	426.6
<as a percentage of net sales>	<5.3% >	<6.5% >					<5.8% >					<5.4% >
		(Increase Factors)					(Increase Factors)
		- Change in revenue model mix, etc.				45.9	-Change in revenue, model mix, etc.				56.8
		-Cost reduction				40.0	-Cost reduction				57.0

		(Decrease Factors)					(Decrease Factors)
Factors of change in Operating income		-Currency effects				-61.0	-Currency effects				-107.4
		Change in average rates				(-43.5)	Change in average rates				(-83.3)
		Translation effects				(-17.5)	Translation effects				(-24.1)
		-Change in SG&A				-33.2	-Change in SG&A				-49.7
		-Change in R&D				-11.5	-Change in R&D				-23.1

Average rates for the period USD=	JPY 123			JPY 115					JPY 112			JPY 122
Average rates for the period EUR=	JPY 119			JPY 132					JPY 132			JPY 122
Honda’s transaction rates USD=	JPY 123			JPY 117					JPY 114			JPY 123
Honda’s transaction rates EUR=	JPY 114			JPY 128					JPY 129			JPY 115
Capital expenditures	185.8			172.7					300.0			286.8
Depreciation	150.0			144.6					195.0			205.5
Research and development	319.4			331.0					460.0			436.8
Interest bearing debt	2,231.0			2,412.8								2,322.4

Remarks	• Net sales and net income
        set record high for the
        fiscal nine months in the
        three consecutive years.
•     Income before income
        taxes set record high for
        the fiscal nine months in
        the two consecutive
		years.					• Net sales, income before income taxes and net income to set record high.

(Thousands of unit)
Unit sales of motorcycles	6,012	6,586	[	574	/	9.5%]	9,185	[	1,105	/	13.7%]	8,080
(motorcycles only)	(5,780)	(6,373)	[	593	/	10.3%]	(8,874)	[	1,100	/	14.1%]	(7,774)
Japan	309	300	[	-9	/	-2.9%]	405	[	-27	/	-6.3%]	432
(motorcycles only)	(309)	(300)	[	-9	/	-2.9%]	(405)	[	-27	/	-6.3%]	(432)
Overseas	5,703	6,286	[	583	/	10.2%]	8,780	[	1,132	/	14.8%]	7,648
(motorcycles only)	(5,471)	(6,073)	[	602	/	11.0%]	(8,469)	[	1,127	/	15.4%]	(7,342)
North America	440	429	[	-11	/	-2.5%]	665	[	55	/	9.0%]	610
(motorcycles only)	(223)	(231)	[	8	/	3.6%]	(365)	[	41	/	12.7%]	(324)
Europe	213	208	[	-5	/	-2.3%]	290	[	-15	/	-4.9%]	305
(motorcycles only)	(207)	(200)	[	-7	/	-3.4%]	(284)	[	-12	/	-4.1%]	(296)
Asia	4,462	5,021	[	559	/	12.5%]	7,005	[	1,057	/	17.8%]	5,948
(motorcycles only)	(4,462)	(5,021)	[	559	/	12.5%]	(7,005)	[	1,057	/	17.8%]	(5,948)
Others	588	628	[	40	/	6.8%]	820	[	35	/	4.5%]	785
(motorcycles only)	(579)	(621)	[	42	/	7.3%]	(815)	[	41	/	5.3%]	(774)
Unit sales of automobiles	2,108	2,190	[	82	/	3.9%]	2,980	[	92	/	3.2%]	2,888
Japan	628	506	[	-122	/	-19.4%]	735	[	-114	/	-13.4%]	849
Overseas	1,480	1,684	[	204	/	13.8%]	2,245	[	206	/	10.1%]	2,039
North America	1,120	1,189	[	69	/	6.2%]	1,550	[	28	/	1.8%]	1,522
Europe	143	157	[	14	/	9.8%]	220	[	13	/	6.3%]	207
Asia	139	239	[	100	/	71.9%]	345	[	140	/	68.3%]	205
Others	78	99	[	21	/	26.9%]	130	[	25	/	23.8%]	105
Unit sales of power products	2,868	3,259	[	391	/	13.6%]	5,080	[	496	/	10.8%]	4,584
Japan	353	354	[	1	/	0.3%]	475	[	3	/	0.6%]	472
Overseas	2,515	2,905	[	390	/	15.5%]	4,605	[	493	/	12.0%]	4,112
North America	1,160	1,468	[	308	/	26.6%]	2,365	[	493	/	26.3%]	1,872
Europe	698	723	[	25	/	3.6%]	1,255	[	-35	/	-2.7%]	1,290
Asia	457	470	[	13	/	2.8%]	740	[	83	/	12.6%]	657
Others	200	244	[	44	/	22.0%]	245	[	-48	/	-16.4%]	293

Note : Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

January 30, 2004
UNCONSOLIDATED FINANCIAL FORECASTS FOR THE FISCAL YEAR	Honda Motor Co., Ltd.
(Parent company only)

	(Billions of Yen)

	Results for the fiscal year ended March 31, 2003		Forecasts for the fiscal year ending March 31, 2004 (change / % change)
Net sales and other operating revenue	3,322.7		3,320.0		(-2.7	/	-0.1%	)
- Domestic	1,276.6		1,150.0		(-126.6	/	-9.9%	)
- Export	2,046.0		2,170.0		(123.9	/	6.1%	)
Operating income	144.8		171.0		(26.1	/	18.1%	)
<as a percentage of net sales>	<4.4%	>	<5.2%	>
Ordinary profit	242.6		276.0		(33.3	/	13.7%	)
<as a percentage of net sales>	<7.3%	>	<8.3%	>
Net income	170.0		201.0		(30.9	/	18.2%	)
<as a percentage of net sales>	<5.1%	>	<6.1%	>
			(Increase factors)
			Impact from change of accounting standard for royalty				29.1
			Change in revenue, model mix, etc				12.6
			Cost reduction				19.0
Factors of change in operating income			Decrease in SG&A				33.8

			(Decrease factors)
			Currency effects				-32.9
			Increase in R&D expenses				-35.4
Average rates for the period USD=	JPY 122				JPY 112
Average rates for the period EUR=	JPY 122				JPY 132
Honda’s transaction rates USD=	JPY 123				JPY 114
Honda’s transaction rates EUR=	JPY 115				JPY 129
Capital expenditures	78.1				100.0
M/C production-related	2.4				2.0
A/M production-related	31.2				33.0
P/P production-related	0.8				1.0
Others	43.5				64.0
Depreciation	57.1				60.0
Research and development	414.6				450.0
Interest bearing debt	4.2				—

Remarks			• Ordinary profit and net income to set record high.

	(Thousands of unit)

Unit sales of motorcycle business	1,205		1,150		(-55	/	-4.6%	)
(motorcycles only)	(875)		(830)		(-45	/	-5.2%	)
Domestic sales	429		410		(-19	/	-4.5%	)
(motorcycles only)	(429)		(410)		(-19	/	-4.5%	)
Export sales	776		740		(-36	/	-4.7%	)
(motorcycles only)	(446)		(420)		(-26	/	-5.9%	)
Unit sales of automobile business	1,357		1,210		(-147	/	-10.8%	)
Domestic sales	871		735		(-136	/	-15.6%	)
Registration vehicles	605		460		(-145	/	-24.1%	)
Mini vehicles	265		275		(9	/	3.6%	)
Export sales	485		475		(-10	/	-2.3%	)
Unit sales of power product business	4,548		5,100		(551	/	12.1%	)
Domestic sales	473		475		(1	/	0.4%	)
Export sales	4,075		4,625		(549	/	13.5%	)

Note : Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

January 30, 2004

Consolidated Financial Summary ( Supplemental version )	Honda Motor Co., Ltd.

	(Thousands of unit, Millions of Yen	)

	Third Quarter Results			Nine Months Results			Forecasts
	3M ended Dec. 2003	3M ended Dec. 2002	% change	9M ended Dec. 2003	9M ended Dec. 2002	% change	FY ending Mar. 2004	% change
Unit sales of motorcycles
Japan	86	94	-8.5%	300	309	-2.9%	405	-6.3%
(motorcycles only)	(86)	(94)	-8.5%	(300)	(309)	-2.9%	(405)	-6.3%
North America	190	149	27.5%	429	440	-2.5%	665	9.0%
(motorcycles only)	(109)	(85)	28.2%	(231)	(223)	3.6%	(365)	12.7%
Europe	50	58	-13.8%	208	213	-2.3%	290	-4.9%
(motorcycles only)	(47)	(57)	-17.5%	(200)	(207)	-3.4%	(284)	-4.1%
Asia	1,832	1,645	11.4%	5,021	4,462	12.5%	7,005	17.8%
(motorcycles only)	(1,832)	(1,645)	11.4%	(5,021)	(4,462)	12.5%	(7,005)	17.8%
Others	209	199	5.0%	628	588	6.8%	820	4.5%
(motorcycles only)	(207)	(195)	6.2%	(621)	(579)	7.3%	(815)	5.3%

Total	2,367	2,145	10.3%	6,586	6,012	9.5%	9,185	13.7%
(motorcycles only)	(2,281)	(2,076)	9.9%	(6,373)	(5,780)	10.3%	(8,874)	14.1%
Unit sales of automobiles
Japan	177	202	-12.4%	506	628	-19.4%	735	-13.4%
North America	407	388	4.9%	1,189	1,120	6.2%	1,550	1.8%
Europe	44	39	12.8%	157	143	9.8%	220	6.3%
Asia	76	44	72.7%	239	139	71.9%	345	68.3%
Others	43	29	48.3%	99	78	26.9%	130	23.8%

Total	747	702	6.4%	2,190	2,108	3.9%	2,980	3.2%
Unit sales of power products
Japan	109	101	7.9%	354	353	0.3%	475	0.6%
North America	415	260	59.6%	1,468	1,160	26.6%	2,365	26.3%
Europe	302	274	10.2%	723	698	3.6%	1,255	-2.7%
Asia	153	145	5.5%	470	457	2.8%	740	12.6%
Others	85	82	3.7%	244	200	22.0%	245	-16.4%

Total	1,064	862	23.4%	3,259	2,868	13.6%	5,080	10.8%
Exchange rates to USD (Note)
Honda’s transaction rates	113	121	-7.1%	117	123	-5.1%	114.00	-7.9%
Market average rates for the period	108.92	122.58	-12.5%	115.01	122.95	-6.9%
Rates for the period-end				107.13	119.90	-11.9%
Exchange rates to EUR (Note)
Honda’s transaction rates	131	116	11.5%	128	114	10.9%	129	10.9%
Market average rates for the period	129.44	122.55	5.3%	132.12	118.81	10.1%
Rates for the period-end				133.74	125.08	6.5%
Key items
Net sales and other operating revenue	1,992,245	1,989,239	0.2%	6,017,676	5,842,850	3.0%	8,100,000	1.6%
Japan	407,969	438,706	-7.0%	1,158,001	1,315,752	-12.0%	1,650,000	-5.6%
Overseas	1,584,276	1,550,533	2.2%	4,859,675	4,527,098	7.3%	6,450,000	3.7%
Operating income	161,130	158,978	1.4%	463,001	482,847	-4.1%	623,000	-9.6%
Income before income taxes	203,581	158,709	28.3%	535,462	432,410	23.8%	648,000	6.3%
Net income	151,050	115,167	31.2%	390,228	309,946	25.9%	473,000	10.9%

Capital expenditures	44,739	52,594	-14.9%	172,772	185,884	-7.1%	300,000	4.6%
Depreciation	44,442	51,069	-13.0%	144,628	150,088	-3.6%	195,000	-5.1%
Research and development	112,140	106,458	5.3%	331,012	319,481	3.6%	460,000	5.3%

Stockholders’ equity				2,774,733	2,627,705	5.6%
Total assets				7,830,765	7,132,016	9.8%
Interest bearing debt				2,412,864	2,231,026	8.2%

Remarks	• Net sales and operating income set record high for the fiscal third quarter. • Income before income taxes and net income set record high in all quarters.

•      Net sales and net income set record high for the fiscal nine months in the three consecutive years.

•      Income before income taxes set record high for the fiscal nine months in the two consecutive years.

• Net sales, income before income taxes and net income to set record high

Notes

1) Honda’s transaction rates	: rates to be used mainly for exchanging the Company’s foreign currency-denominated trade amount into yen.
Market average rates for the period	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.
Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.
2) Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

	Third Quarter	Fiscal Nine Months	Forecasts FY 2004
Factors of changes in operating income
Changes in revenue, model mix, etc.	+47,600	+45,900	+56,800
Currency effects	-50,000	-61,000	-107,400
(Change in average rates)	-36,500	-43,500	-83,300
U. S. Dollar vs. Yen	(-37,800)	(-64,000)	(-101,700)
Euro vs. Yen	(+3,000)	(+14,000)	(15,700)
Others vs. Yen	(+3,500)	(+14,200)	(18,000)
Between other currencies	(-5,200)	(-7,700)	(-15,200)
(Translation effects)	-13,500	-17,500	-24,100
Gross profit	(-27,700)	(-36,200)	(-56,700)
SG&A	(+14,200)	(+18,700)	(+32,600)
Cost reduction	+21,000	+40,000	+57,000
Materials and others	+24,000	+49,000	+70,000
Labor expenses	-3,000	-9,000	-13,000
Changes in SG&A	-10,800	-33,200	-49,700
Changes in R&D	-5,600	-11,500	-23,100
Changes in operating income	+2,100	-19,800	-66,400

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.